Exhibit (a)(1)(C)
Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
PFSWEB, INC.
a Delaware corporation
at
$7.50 PER SHARE
Pursuant to the Offer to Purchase dated September 21, 2023
by
PEREGRINE MERGERSUB I, INC.
a wholly owned subsidiary of
GXO LOGISTICS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 20, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

September 21, 2023
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Peregrine MergerSub I, Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly owned subsidiary of GXO Logistics, Inc., a Delaware corporation (which we refer to as “Parent”), to act as Information Agent in connection with Merger Sub’s offer to purchase all outstanding shares of common stock, par value $0.001 per share (which we refer to as “Shares”), of PFSweb, Inc., a Delaware corporation (which we refer to as “PFSweb”), at a purchase price of $7.50 per Share, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 21, 2023 (what we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (what we refer to as the “Letter of Transmittal” and what, together with the Offer to Purchase, each as may be amended or supplemented from time to time, we refer to as the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF PFSWEB HAS RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES TO MERGER SUB PURSUANT TO THE OFFER.
The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	The Offer to Purchase;
2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients; and
3.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on October 20, 2023, unless the Offer is extended or earlier terminated.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 13, 2023 (the “Merger Agreement”), by and among Parent, Merger Sub and PFSweb. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into PFSweb (the “Merger”), without a vote of the stockholders of PFSweb, with PFSweb surviving the Merger as a wholly owned subsidiary of Parent.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.
Except as set forth in the Offer to Purchase, Merger Sub will not pay any fees or commissions to any broker or dealer or other person, other than to us as the information agent and Computershare as the depositary, for soliciting tenders of Shares pursuant to the Offer. Merger Sub will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Merger Sub will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.
Very truly yours,
D.F. King & Co., Inc.
Nothing contained herein or in the enclosed documents shall render you the agent of Merger Sub, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
Stockholders and All Others, Call Toll-Free: (800) 820-2415
Email: pfsw@dfking.com
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